UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 5

Tallgrass Energy Partners, LP

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

874697 105

(CUSIP Number)

Christopher R. Jones

4200 W. 115th Street, Suite 350, Leawood, Kansas 66211

Telephone: (913) 928-6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 874697 105

1.	Names of Reporting Persons. Tallgrass Equity, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK; OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 20,000,000 common units
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,000,000 common units
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000 common units*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.7%*
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	Based on the number of Common Units (72,108,934) issued and outstanding as of August 3, 2016.

CUSIP No: 874697 105

1.	Names of Reporting Persons. Tallgrass Energy GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 20,000,000 common units*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,000,000 common units*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000 common units*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.7%**
14.	Type of Reporting Person (See Instructions) PN (Partnership)

*	Solely in its capacity as the managing member of Tallgrass Equity, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the managing member of Tallgrass Equity, LLC.
**	Based on the number of Common Units (72,108,934) issued and outstanding as of August 3, 2016.

CUSIP No: 874697 105

1.	Names of Reporting Persons. TEGP Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 20,000,000 common units*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,000,000 common units*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000 common units*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.7%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	Solely in its capacity as the general partner of Tallgrass Energy GP, LP. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of Tallgrass Energy GP, LP, which is the managing member of Tallgrass Equity, LLC.
**	Based on the number of Common Units (72,108,934) issued and outstanding as of August 3, 2016.

CUSIP No: 874697 105

1.	Names of Reporting Persons. Tallgrass Operations, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 9,310,334 common units
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,310,334 common units
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,310,334 common units
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.9%*
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	Based on the number of Common Units (72,108,934) issued and outstanding as of August 3, 2016.

CUSIP No: 874697 105

1.	Names of Reporting Persons. Tallgrass Development, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 9,310,334 common units*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,310,334 common units*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,310,334 common units*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.9%**
14.	Type of Reporting Person (See Instructions) PN

*	Solely in its capacity as the sole member of Tallgrass Operations, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of Tallgrass Operations, LLC.
**	Based on the number of Common Units (72,108,934) issued and outstanding as of August 3, 2016.

CUSIP No: 874697 105

1.	Names of Reporting Persons. Tallgrass Energy Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 29,310,334 common units*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 29,310,334 common units*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,310,334 common units*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.7%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	Solely in its capacity as the general partner of Tallgrass Development, LP, the sole member of Tallgrass Operations, LLC, and in its capacity as the sole member of TEGP Management, LLC, the general partner of Tallgrass Energy GP, LP, which is the managing member of Tallgrass Equity, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of Tallgrass Development, LP, the sole member of Tallgrass Operations, LLC and its status as the sole member of TEGP Management, LLC, the general partner of Tallgrass Energy GP, LP, which is the managing member of Tallgrass Equity, LLC.
**	Based on the number of Common Units (72,108,934) issued and outstanding as of August 3, 2016.

This Amendment No. 5 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on July 11, 2013, as further amended by Amendment No. 2 to Schedule 13D filed with the SEC on April 2, 2014, as further amended by Amendment No. 3 filed with the SEC on February 20, 2015 and as further amended by Amendment No. 4 filed with the SEC on February 18, 2016 (as amended, this “Schedule 13D”). This Amendment No. 5 relates to the repurchase of common units representing limited partner interests (“Common Units”) in Tallgrass Energy Partners, LP, a Delaware limited partnership (the “Issuer”), pursuant to the partial exercise of a call option by the Issuer as more fully described in Item 3 below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the original Schedule 13D. Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being jointly filed pursuant to a Joint Filing Agreement by the following persons (collectively, the “Reporting Persons”):

(i)	Tallgrass Equity, LLC, a Delaware limited liability company (“Tallgrass Equity”);

(ii)	Tallgrass Energy GP, LP, a Delaware limited partnership (“TEGP”);

(iii)	TEGP Management, LLC, a Delaware limited liability company (“TEGP GP”);

(iv)	Tallgrass Operations, LLC, a Delaware limited liability company (“Tallgrass Operations”);

(v)	Tallgrass Development, LP, a Delaware limited partnership (“Tallgrass Development”); and

(vi)	Tallgrass Energy Holdings, LLC, a Delaware limited liability company (“Energy Holdings”).

Tallgrass Equity is a limited partner of the Issuer with an approximate 27.42% limited partner interest (based on the aggregate number of Common Units and general partner units representing general partner interests (“General Partner Units”) of the Issuer outstanding as of August 3, 2016). TEGP is the managing member of Tallgrass Equity with an approximate 30.35% membership interest in Tallgrass Equity. TEGP GP is the general partner of TEGP and is not entitled to distributions from TEGP. Energy Holdings is the sole member of TEGP GP.

Tallgrass Operations is a limited partner of the Issuer with an approximate 12.76% limited partner interest (based on the aggregate number of Common Units and General Partner Units of the Issuer outstanding as of August 3, 2016). Tallgrass Development is the sole member of Tallgrass Operations. Energy Holdings is the sole general partner of Tallgrass Development.

The Reporting Persons have entered into a Joint Filing Agreement, which is filed as Exhibit 99.1 to Amendment No. 4 filed with the SEC on February 18, 2016, pursuant to which the Reporting Persons agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule.

Pursuant to General Instruction C of Schedule 13D, certain information required by this Item 2 concerning the officers, directors and managers of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

(b) The principal business address of each of the Reporting Persons is:

4200 W. 115th Street, Suite 350

Leawood, Kansas 66211

(c) The name and present principal occupation of each director and/or executive officer, as applicable of each of the Reporting Persons (collectively, the “Covered Individuals”) is set forth on Schedule A and is incorporated by reference in this Item 2. The Covered Individuals together with the Reporting Persons are referred to as the “Covered Persons.” The principal business address of each of the Covered Individuals is set forth on Schedule A.

(d) None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All Covered Individuals are United States citizens. Each of Tallgrass Operations, Tallgrass Equity, Tallgrass Development, TEGP, TEGP GP, and Energy Holdings are entities properly organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

The final paragraph of Item 3 is hereby amended and restated in its entirety as follows:

On January 4, 2016, the Issuer, Tallgrass Operations and Tallgrass Development entered into a definitive Contribution and Transfer Agreement (the “2016 Pony Express Agreement”) pursuant to which PXP Holdings acquired 31.3% of the issued and outstanding membership interests in Pony Express (the “2016 Pony Interest”) from Tallgrass Operations, effective as of January 1, 2016. The aggregate consideration paid by the Issuer in connection with the acquisition of the 2016 Pony Interest was (i) $475 million in cash and (ii) the issuance of 6,518,000 Common Units to Tallgrass Operations, which are subject to a call option granted by Tallgrass Operations in favor of the Issuer under certain conditions. On July 21, 2016, the Issuer partially exercised the call option and repurchased 3,563,146 Common Units at a price of $42.50. Following the Issuer’s partial exercise of the call option on July 21, 2016, 2,954,854 Common Units remain available for repurchase by the Issuer under the call option.

Item 4. Purpose of Transaction.

Item 4(a) is hereby amended and restated in its entirety as follows:

(a) The Issuer may grant unit options, restricted units, equity participation units, unit appreciation rights, distribution equivalent rights and other unit-based awards and unit awards to officers, directors, employees and consultants of the General Partner and any of its affiliates pursuant to the Tallgrass MLP GP, LLC Long-Term Incentive Plan adopted by the General Partner. The General Partner may acquire Common Units for issuance pursuant to the Long-Term Incentive Plan on the open market, directly from the Issuer, from any other person, or any combination of the foregoing. Additionally, as part of the transaction relating to the 2016 Pony Interest, Tallgrass Development granted the Issuer an 18-month call option to repurchase at a price of $42.50 per unit the 6,518,000 common units issued as part of the consideration for the 2016 Pony Interest. On July 21, 2016, the Issuer partially exercised the call option and repurchased 3,563,146 Common Units at a price of $42.50. Following the Issuer’s partial exercise of the call option on July 21, 2016, 2,954,854 Common Units remain available for repurchase by the Issuer under the call option.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Tallgrass Operations is the record and beneficial owner of 9,310,334 Common Units, which based on there being 72,108,934 Common Units outstanding as of August 3, 2016, represents 12.9% of the outstanding Common Units of the Issuer.

Tallgrass Development does not directly own any Common Units of the Issuer; however, as the sole member of Tallgrass Operations, it may be deemed to beneficially own the 9,310,334 Common Units held of record by Tallgrass Operations, which based on there being 72,108,934 Common Units outstanding as of August 3, 2016, represents approximately 12.9% of the outstanding Common Units of the Issuer.

Tallgrass Equity is the record and beneficial owner of 20,000,000 Common Units that it acquired from Tallgrass Operations on May 12, 2015, which based on there being 72,108,934 Common Units outstanding as of August 3, 2016, represents 27.7% of the outstanding Common Units of the Issuer.

TEGP does not directly own any Common Units of the Issuer; however, as the managing member of Tallgrass Equity, it may be deemed to beneficially own the 20,000,000 Common Units held of record by Tallgrass Equity, which based on there being 72,108,934 Common Units outstanding as of August 3, 2016, represents approximately 27.7% of the outstanding Common Units of the Issuer.

TEGP GP does not directly own any Common units of the Issuer. TEGP GP is the general partner of TEGP, the managing member of Tallgrass Equity. As such, TEGP GP may be deemed to beneficially own the 20,000,000 Common Units held of record by Tallgrass Equity, which based on there being 72,108,934 Common Units outstanding as of August 3, 2016, represents approximately 27.7% of the outstanding Common Units of the Issuer.

Energy Holdings does not directly own any Common Units of the Issuer. Energy Holdings is the general partner of Tallgrass Development and the sole member of TEGP GP. Tallgrass Development is the sole member of Tallgrass Operations. TEGP GP is the general partner of TEGP and TEGP is the managing member of Tallgrass Equity. As such, Energy Holdings may be deemed to beneficially own the 9,310,334 Common Units held of record by Tallgrass Operations and the 20,000,000 Common Units held of record by Tallgrass Equity, which based on there being 72,108,934 Common Units outstanding as of August 3, 2016, represent in the aggregate approximately 40.7% of the outstanding Common Units of the Issuer.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned Not Subject to Vesting		Common Units Beneficially Owned Subject to Vesting		Percentage of Class Beneficially Owned
David G. Dehaemers, Jr.	312,847	(1)	—		*
William R. Moler	14,428	(2)	33,333	(3)	*
Gary J. Brauchle	25,780	(4)(5)	33,333	(3)	*
Christopher R. Jones	10,378		21,800	(6)	*
Richard L. Bullock	11,060	(5)	23,633	(7)	*
Gary D. Watkins	6,668		23,066	(8)	*
John T. Raymond	100,000		—		*
Jeffrey A. Ball	20,000		—		*
Frank J. Loverro	—		—		—
Stanley de J. Osborne	—		—		—

*	Less than 1% of the class beneficially owned.

(1)	Mr. Dehaemers indirectly owns the Common Units through the David G. Dehaemers, Jr. Revocable Trust, under trust agreement dated April 26, 2006, for which Mr. Dehaemers serves as Trustee.
(2)	Mr. Moler indirectly owns the Common Units through the William R. Moler Revocable Trust, under trust agreement dated August 27, 2013, for which Mr. Moler serves as Trustee.
(3)	The Common Units will vest on May 13, 2017.
(4)	Mr. Brauchle indirectly owns the Common Units through the Brauchle Revocable Trust, under trust agreement dated April 10, 2014, for which Mr. Brauchle serves as a Trustee.
(5)	Rounded to the nearest whole Common Unit.
(6)	(x) 16,000 Common Units will vest on May 13, 2017, (y) 2,900 Common Units will vest on May 13, 2018 and (z) 2,900 Common Units will vest on May 13, 2019.
(7)	(x) 18,333 Common Units will vest on May 13, 2017, (y) 2,650 Common Units will vest on May 13, 2018, and (z) 2,650 Common Units will vest on May 13, 2019.
(8)	(x) 16,666 Common Units will vest on May 13, 2017, (y) 3,200 Common Units will vest on May 13, 2018, and (z) 3,200 Common Units will vest on May 13, 2019.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by Tallgrass Operations and Tallgrass Equity, solely with respect to their respective direct holdings of the Common Units) that it is the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by Tallgrass Operations and Tallgrass Equity, solely with respect to their respective direct holdings of the Common Units) except to the extent of such Reporting Person’s pecuniary interest, if any, in the Common Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and sole dispositive power with respect to all of the Common Units reported for him in the table in Item 5(a).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) The Reporting Persons have the right, to the extent of their respective pecuniary interests, to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 15, 2016

TALLGRASS ENERGY HOLDINGS, LLC

By:	/s/ David G. Dehaemers, Jr.
Name: David G. Dehaemers, Jr.
Title: President and CEO

TALLGRASS ENERGY GP, LP

By: TEGP Management, LLC, its general partner

By:	/s/ David G. Dehaemers, Jr.
Name: David G. Dehaemers, Jr.
Title: President and CEO

TEGP MANAGEMENT, LLC

By:	/s/ David G. Dehaemers, Jr.
Name: David G. Dehaemers, Jr.
Title: President and CEO

TALLGRASS DEVELOPMENT, LP

By: Tallgrass Energy Holdings, LLC, its general partner

By:	/s/ David G. Dehaemers, Jr.
Name: David G. Dehaemers, Jr.
Title: President and CEO

TALLGRASS EQUITY, LLC

By:	/s/ David G. Dehaemers, Jr.
Name: David G. Dehaemers, Jr.
Title: President and CEO

TALLGRASS OPERATIONS, LLC

By:	/s/ David G. Dehaemers, Jr.
Name: David G. Dehaemers, Jr.
Title: President and CEO

SCHEDULE A

Information about the Reporting Persons

Schedule A is hereby amended and restated in its entirety as follows:

The name and title of the sole member and the executive officers of Tallgrass Operations, LLC are set forth below. The business address of each is 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211. The principal business of Tallgrass Operations, LLC is to own, operate, develop and acquire midstream energy assets.

Name	Title
Tallgrass Development, LP	Sole Member of Tallgrass Operations, LLC

David G. Dehaemers, Jr.	President and Chief Executive Officer

William R. Moler	Executive Vice President and Chief Operating Officer

Gary J. Brauchle	Executive Vice President and Chief Financial Officer

Christopher R. Jones	Vice President, General Counsel and Secretary

Richard L. Bullock	Vice President, Human Resources, Tax and Risk Management

Gary D. Watkins	Vice President and Chief Accounting Officer

The name of the general partner of Tallgrass Development, LP is set forth below and its business address is 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211. The principal business of Tallgrass Development, LP is to own, operate, develop and acquire midstream energy assets.

Name	Title
Tallgrass Energy Holdings, LLC	General Partner of Tallgrass Development, LP

The name and title of the managing member and the executive officers of Tallgrass Equity, LLC are set forth below. The business address of each is 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211. The principal business of Tallgrass Equity, LLC is to own equity interests in the Issuer and all of the limited liability company interests of Tallgrass MLP GP, LLC.

Name	Title
Tallgrass Energy GP, LP	Managing Member of Tallgrass Equity, LLC

David G. Dehaemers, Jr.	President and Chief Executive Officer

William R. Moler	Executive Vice President and Chief Operating Officer

Gary Brauchle	Executive Vice President, Chief Financial Officer and Treasurer

Christopher R. Jones	Assistant Secretary

Richard L. Bullock	Vice President, Human Resources, Tax and Risk Management

Gary D. Watkins	Vice President and Chief Accounting Officer

The name and title of the general partner of Tallgrass Energy GP, LP is set forth below; the general partner manages the business of Tallgrass Energy GP, LP. The business address of each is 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211. The principal business of Tallgrass Energy GP, LP is to own an indirect interest in the Issuer, including common units, general partner units and incentive distribution rights, through its controlling interest in Tallgrass Equity, LLC.

Name	Title
TEGP Management, LLC	General Partner of Tallgrass Energy GP, LP

The name and title of the sole member and the executive officers and directors of TEGP Management, LLC are set forth below. The business address of each is 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211. The principal business of TEGP Management, LLC is to act as the general partner of Tallgrass Energy GP, LP.

Name	Title
Tallgrass Energy Holdings, LLC	Sole Member of TEGP Management, LLC

David G. Dehaemers, Jr.	Director, President and Chief Executive Officer

Gary J. Brauchle	Executive Vice President and Chief Financial Officer

Gary D. Watkins	Vice President and Chief Accounting Officer

Christopher R. Jones	Vice President, General Counsel and Secretary

Richard L. Bullock	Vice President of Human Resources, Tax and Risk Management

Frank J. Loverro	Director

Stanley de J. Osborne	Director

Jeffrey A. Ball	Director

John T. Raymond	Director

William R. Moler	Director; Executive Vice President and Chief Operating Officer

Thomas A. Gerke	Director

William Curtis Koutelas	Director

The name, title and principal occupation of the managers and executive officers of Tallgrass Energy Holdings, LLC are set forth below. The business address of each is 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211. The principal business of Tallgrass Energy Holdings, LLC is to act as the general partner and a limited partner of Tallgrass Development, LP and as a holding company which owns, acquires, holds, sells, transfers, assigns, disposes of or otherwise deals with the membership interests in TEGP Management, LLC.

Name	Title	Principal Occupation
David G. Dehaemers, Jr.	Manager; President and Chief Executive Officer	Officer of Tallgrass Energy Holdings, LLC and its subsidiaries

William R. Moler	Manager; Executive Vice President and Chief Operating Officer	Officer of Tallgrass Energy Holdings, LLC and its subsidiaries

Gary J. Brauchle	Executive Vice President and Chief Financial Officer	Officer of Tallgrass Energy Holdings, LLC and its subsidiaries

Christopher R. Jones	Vice President, General Counsel and Secretary	Officer of Tallgrass Energy Holdings, LLC and its subsidiaries

Richard L. Bullock	Vice President, Human Resources, Tax and Risk Management	Officer of Tallgrass Energy Holdings, LLC and its subsidiaries

Name	Title	Principal Occupation
Gary D. Watkins	Vice President and Chief Accounting Officer	Officer of Tallgrass Energy Holdings, LLC and its subsidiaries

John T. Raymond	Manager	Chief Executive Officer of affiliated investment funds commonly referred to as “The Energy & Minerals Group”

Jeffrey A. Ball	Manager	Employee of The Energy & Minerals Group

Stanley de J. Osborne	Manager	Managing Director of Kelso & Company

Frank J. Loverro	Manager	Managing Director and Co-Chief Executive Officer of Kelso & Company